SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Intelligent Polymers Ltd.
                                 (Name of Issuer)

                                      Units
                          (Title of Class of Securities)

                                    45815V200
                                  (Cusip Number)

                                  David C. Haley
                               HBK Investments L.P.
                           777 Main Street, Suite 2750
                             Fort Worth, Texas  76102
                                  (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 105,900 (1)(2)
Number of
Units
Beneficially  8.   Shared Voting Power: 89,400 (2)(3)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 105,900 (1)(2)
Person
With
              10.  Shared Dispositive Power: 89,400 (2)(3)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         195,300 (1)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Units:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.2%

14.      Type of Reporting Person: PN


----------------------------
(1) Represents 99,000 Units purchased by HBK Offshore Fund Ltd. and 6,900 Units purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these Units pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. and HBK Securities Ltd. Accordingly, neither of HBK Offshore Fund Ltd. nor HBK Securities Ltd. have any beneficial ownership of such Units.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) 89,400 Units were purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these Units pursuant to an Amended and Restated Management Agreement.

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Units
Beneficially  8.   Shared Voting Power:  89,400 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power:  89,400 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         89,400

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Units:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4%

14.      Type of Reporting Person: BD

----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P. , whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management Agreement.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to units (the "Units) issued jointly by Intelligent Polymers Limited (the "Company") and Biovail Corporation International ("Biovail"). Each Unit consists of one Common Share, par value $.01 per share, of the Company (the "Shares") and one warrant to purchase one Common Share, no par value, of Biovail (the "Warrants"). The Shares and Warrants trade jointly as Units (and cannot be traded separately) through September 30, 1999 or such earlier date that Biovail exercises an option to purchase all of the then outstanding Shares of the Company. The Company's principal offices are located at the following address: c/o Conyers Dill & Pearnian, Clarendon House, 2 Church Street, Hamilton HM 11 DJ.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Finance and two other limited partnerships.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase Units are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)            $ 2,145,714 (2)(3)


         Finance             Working Capital
                             and Other (1)            $ 1,811,105 (3)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. and Prime Dealer Services, Inc. as margin loans to acquire the Units, and the remainder was obtained from Working Capital.

         (2) Represents $2,004,778 expended by HBK Offshore Fund Ltd. ("Offshore") to purchase 99,000 Units and $140,936 expended by HBK Securities Ltd. ("Securities") to purchase 6,900 Units, as to which neither of Offshore nor Securities has any beneficial ownership.

         (3) This figure represents the total amount expended by such person in purchasing the Units reported herein.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Item 2 Persons acquired the Units in the ordinary course of business for investment purposes. None of the Item 2 Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Units, or to formulate other purposes, plans or proposals regarding the Issuer or the Units held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement with Offshore, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 99,000 Units held by Offshore, which constitutes approximately 2.7% of the outstanding Units. Also, pursuant to an Investment Management Agreement with Securities, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of an additional 6,900 Units held by Securities, which constitutes approximately 0.2% of the outstanding Units. Further, pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 89,400 Units held by Finance, which constitutes approximately 2.4% of the outstanding Units.

         Pursuant to Rule 13d-3(a), Finance is the beneficial owner of 89,400 Units, which constitutes approximately 2.4% of the outstanding Units.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 195,300 Units, which constitutes approximately 5.2% of the outstanding Units.

         Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 89,400 Units, which constitutes approximately 2.4% of the outstanding Units.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 195,300 Units, which constitutes approximately 5.2% of the outstanding Units.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 99,000 Units. Pursuant to an Investment Management Agreement with Securities, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of an additional 6,900 Units. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,400 Units held by Finance.

         Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,400 Units.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,900 Units and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,400 Units.

         Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,400 Units.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,400 Units.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,400 Units.

         In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 195,300 Units.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 195,300 Units.

         (c)

         During the last 60 days, the Reporting Persons have purchased Units in open market transactions on the American Stock Exchange as follows:



                             NUMBER OF UNITS          PRICE PER
REPORTING PERSON   DATE         PURCHASED               UNIT

Finance            12/17/97        1,600              $20.63
Investments (1)    12/17/97        2,400              $20.63
Investments (1)    12/18/97        3,500              $20.25
Investments (1)    12/18/97        1,000              $20.50

(1) These Units were purchased by Securities, which has no beneficial ownership of such Units pursuant to an Investment Management Agreement with Investments.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to Units owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: December 31, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (1)




                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.